EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

March 31, 2016
Assets
Current assets:
Cash and cash equivalents	$15,151
Receivables, net	263,621
Inventories	132,899
Deferred income taxes	13,377
Prepaid expenses and other current assets	20,928
Total current assets	445,976
Property, plant and equipment, net	487,821
Goodwill	44,057
Identifiable intangible and other assets, net	66,677
Total	$1,044,531
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$203,275
Total current liabilities	203,275
Long-term debt	137,821
Deferred income taxes	83,242
Other long-term liabilities	43,408
Parent’s net investment:
Parent’s net investment	579,480
Accumulated other comprehensive loss	(2,695)
Total parent’s net investment	576,785
Total	$1,044,531

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Three Months Ended March 31, 2016
Net sales	$865,699
Cost of sales	635,351
Gross profit	230,348
Operating costs and expenses:
Selling and distribution	144,587
General and administrative	17,675
Amortization of intangibles	4,394
Restructuring and non-recurring costs, net	(4,689)
Total operating costs and expenses	161,967
Operating income	68,381
Other expense:
Interest expense	3,052
Other expense, net	34,253
Total other expense	37,305
Income before income taxes	31,076
Income taxes	10,880
Net income	20,196
Other comprehensive income, net of tax	182
Comprehensive income	$20,378

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